UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-36664

China Lending Corporation

11th Floor, Satellite Building

473 Satellite Road

Economic Technological Development Zone

Urumqi, Xinjiang

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On December 3, 2019, the Registrant issued a press release announcing that its President, Chief Executive Officer ("CEO") and Chairwoman of the Board of Directors, Ms. Li Jingping, resigned her position as CEO, effective November 30, 2019, and the Board of Directors has appointed Mr. Liu Zhigang, currently a vice president of the Company, to the CEO position, beginning December 1, 2019. Ms. Li will continue to serve as the President and Chairwoman of the Board of Directors. A copy of the press release regarding the transition is attached as Exhibit 99.1.

On December 3, 2019, the Registrant issued a press release announcing that its subsidiary, China Industrial-Financial Holding Group Co., Ltd., and Zhejiang Zhongfeng Investment Management Co., Ltd., have updated the framework agreement originally entered on August 12, 2019, to reduce the minimum appropriate cash consideration from RMB15 million to RMB10 million. A copy of the press release regarding the update is attached as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Lending Corporation

Date: December 3, 2019	By:	/s/ Liu Zhigang
	Name:	Liu Zhigang
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated December 3, 2019 entitled “China Lending Corporation Announces Management Transition”
99.2	Press release dated December 3, 2019 entitled “China Lending Corporation Updates Its Proposal to Dispose of Feng Hui”

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